November 26, 2021

VIA EDGAR

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Howard Efron
Jennifer Monick
Austin Wood
James Lopez
Re:	TLGY Acquisition Corporation
Registration Statement on Form S-1
Filed October 14, 2021, as amended
File No. 333-260242

Dear Mr. Efron, Ms. Monick, Mr. Wood and Mr. Lopez:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, TLGY Acquisition Corporation (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-260242), as amended (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will become effective at 3:00 p.m. Eastern Time on November 30, 2021, or as soon as practicable thereafter. The Company hereby authorizes Adam J. Brenneman of Cleary Gottlieb Steen & Hamilton LLP, counsel to the Company, to modify or withdraw this request for acceleration orally. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

The Company requests that we be notified of such effectiveness by a telephone call to Mr. Brenneman at +1 212 225 2704 and that such effectiveness also be confirmed in writing.

Very truly yours,

TLGY Acquisition Corporation

By:	/s/ Jin-Goon Kim
	Name:	Jin-Goon Kim
	Title:	Chairman and Chief Executive Officer

cc:	Jin-Goon Kim

TLGY Acquisition Corporation

Adam J. Brenneman

Zizhen Chen

Cleary Gottlieb Steen & Hamilton LLP